Kimberly Karcewski Vargo 202.346.4304 KVargo@ goodwinprocter.com	Goodwin Procter LLP Counselors at Law 901 New York Avenue NW Washington, DC 20001 T: 202.346.4000 F: 202.346.4444

July 15, 2010

Mr. Christian Sandoe Securities and Exchange Commission 100 F Street, NE Mail Stop 4720 Washington, DC 20549-4720
Re:	Van Eck Funds (the “Registrant”)

Registration No. 811-04297

Dear Mr. Sandoe:

We are writing to respond to the comments that you provided to us by telephone on July 9, 2010 and on July 14, 2010 in connection with the information statement filed pursuant to Section 14C of the Securities Exchange Act of 1934 on July 2, 2010 (the “Information Statement”) by the above-referenced Registrant on behalf of the Van Eck Multi-Manager Alternatives Fund (the “Fund”). These comments are set forth below, each of which is followed by our response.

COMMENTS

Comment 1:

Revise the following sentence to focus on the investment strategy that Aristos Capital Management, LLC (“Aristos”) employs for the Fund, as opposed to focusing on Aristos’s investment objective: “Aristos’s investment objective is to provide consistent absolute returns through a long/short equity strategy that utilizes a fundamentally driven research process combined with a contrarian approach to exploit informational inefficiencies and take advantage of investor overreactions.”

Response 1:

We have revised the sentence as follows in the Registrant’s Information Statement:

“Aristos employs a long/short equity strategy. Aristos seeks to provide consistent absolute returns through this strategy by utilizing a fundamentally driven research process combined with a contrarian approach to exploit informational inefficiencies and take advantage of investor overreactions.”

Comment 2:

In the “Board Consideration” section of the Information Statement, expand upon the material factors and conclusions with respect thereto that formed the basis for the Fund’s Board of Trustees (the “Board”) approval of the Aristos investment sub-advisory agreement.

Response 2:

We respectfully decline to make the changes requested by the staff. We believe that the current disclosure accurately sets forth the material factors considered by the Board and the Board’s related conclusions reached in approving the sub-advisory agreement with Aristos, consistent with the requirements of Item 22(c)(11)(i) of Schedule 14A and the Board-approved record of such deliberations. In this regard, we note that the specific factors considered and related conclusions identified in the Information Statement are tailored to address the Fund's structure as a “manager-of-managers” mutual fund that operates with multiple unaffiliated sub-advisers pursuing different investment strategies.

Comment 3:

Confirm that the multi-manager exemptive relief granted by the Securities and Exchange Commission (the “Commission”) to the Registrant permits the Registrant to disclose in the Information Statement aggregate fees paid to sub-advisers, as opposed to disclosing a specific sub-advisory rate paid to each sub-adviser.

Response 3:

We have confirmed that the Registrant’s multi-manager exemptive relief permits the Registrant to disclose in the Information Statement aggregate fees paid to sub-advisers. See Van Eck Worldwide Insurance Trust, et al., Investment Company Act Release Nos. 27584 (November 21, 2006) (notice) and 27604 (December 19, 2006) (order).

We hope that these responses adequately address your concerns. Registrant accepts responsibility for the adequacy and accuracy of the disclosure in the Registrant’s Information Statement filing that is the subject of this letter. Registrant acknowledges that staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing. Registrant further acknowledges that it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any further questions or comments, please do not hesitate to contact me at the number referenced above.

Very truly yours,
/s/	Kimberly K. Vargo
Kimberly K. Vargo

cc:	Joseph McBrien
Jonathan Simon
Laura Martinez
Philip Newman